Exhibit 4.1

CERTIFICATE NUMBER Organized Under the Laws of the State of Delaware AMOUNT Eagle Spinco Inc. This Certifies that Shares of Common Stock, Par Value S0.001 of the above-named Company transferable only on the books of the Company by the holder hereof in person or by its duly authorized Attorney upon surrender of this Certificate properly endorsed. In Witness Whereof, the said Company has caused this Certificate to be signed by its duly authorized Officers. this day of A.D. 20 is the owner of

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This certificate evidences Common Stock representing an interest in Eagle Spinco Inc.

The shares of capital stock in Eagle Spinco Inc. represented by this certificate have not been registered under the United States Securities Act of 1933, as amended, or under any other applicable securities laws. Such shares of stock may not be sold, assigned, pledged or otherwise disposed of at any time without effective registration under such Act and laws or, in each case, exemption therefrom.